UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Egalet Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28226B104

(CUSIP Number)

February 11, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28226B104	13G

1.	Names of Reporting Persons Index Venture Associates III Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,328,292 shares of Common Stock of the Issuer*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,328,292 shares of Common Stock of the Issuer*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,328,292 shares of Common Stock of the Issuer*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%**

12.	Type of Reporting Person CO

*                                         Index Venture Associates III Limited (“Index Associates III”) is the general partner of Index Ventures III (Delaware) L.P. (“Delaware”), Index Ventures III (Jersey) L.P. (“Jersey”), and Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. (“Index PEF,” and collectively with Delaware and Jersey, the “Index III Funds”).  Yucca (Jersey) SLP (“Yucca”) is a co-investment vehicle that is contractually required to mirror the Index III Funds’ investment and is an affiliate of Index Associates III. As a result, Index Associates III may be deemed to share voting and dispositive power over the shares of common stock of the Issuer (“Common Stock”) held by the Index III Funds and the tracking shares held by Yucca.

**                                  All percentage calculations set forth herein are based upon 15,257,503 outstanding shares of Common Stock as of February 11, 2014.

CUSIP No. 28226B104	13G

1.	Names of Reporting Persons Index Ventures III (Delaware) L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 867,096 shares of Common Stock of the Issuer*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 867,096 shares of Common Stock of the Issuer*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 867,096 shares of Common Stock of the Issuer*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%**

12.	Type of Reporting Person PN

*                                         Delaware has sole voting and dispositive control over these shares of Common Stock, except that Index Associates III, the general partner of Delaware, may be deemed to share the right to direct the voting and dispositive control over such shares.

**                                  All percentage calculations set forth herein are based upon 15,257,503 outstanding shares of Common Stock as of February 11, 2014.

CUSIP No. 28226B104	13G

1.	Names of Reporting Persons Index Ventures III (Jersey) L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 426,848 shares of Common Stock of the Issuer*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 426,848 shares of Common Stock of the Issuer*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,848 shares of Common Stock of the Issuer*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%**

12.	Type of Reporting Person PN

*                                         Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Associates III, the general partner of Jersey, may be deemed to share the right to direct the voting and dispositive control over such shares.

**                                  All percentage calculations set forth herein are based upon 15,257,503 outstanding shares of Common Stock as of February 11, 2014.

CUSIP No. 28226B104		13G

1.	Names of Reporting Persons Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 15,443 shares of Common Stock of the Issuer*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 15,443 shares of Common Stock of the Issuer*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,443 shares of Common Stock of the Issuer*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%**

12.	Type of Reporting Person PN

*                                         Index PEF has sole voting and dispositive control over these shares of Common Stock, except that Index Associates III, the general partner of Index PEF, may be deemed to share the right to direct the voting and dispositive control over such shares.

**                                  All percentage calculations set forth herein are based upon 15,257,503 outstanding shares of Common Stock as of February 11, 2014.

CUSIP No. 28226B104		13G

1.	Names of Reporting Persons Yucca (Jersey) SLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 25,891 shares of Common Stock of the Issuer*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 25,891 shares of Common Stock of the Issuer*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,891 shares of Common Stock of the Issuer*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%**

12.	Type of Reporting Person PN

*                                         Yucca is a co-investment vehicle that is contractually required to mirror the investments of the Index III Funds and Index VI (as defined below).   Yucca has sole voting and dispositive control over these shares of Common Stock, except that Index Associates III and Index Associates VI (as defined below), affiliates of Yucca, may be deemed to share the right to direct the voting and dispositive control over the shares held by Yucca which track the investments of the Index III Funds and Index VI, respectively.

**                                  All percentage calculations set forth herein are based upon 15,257,503 outstanding shares of Common Stock as of February 11, 2014.

CUSIP No. 28226B104		13G

1.	Names of Reporting Persons Index Venture Life Associates VI Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,014,019 shares of Common Stock of the Issuer*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,014,019 shares of Common Stock of the Issuer*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,019 shares of Common Stock of the Issuer*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%**

12.	Type of Reporting Person CO

*                                         Index Venture Life Associates VI Limited (“Index Associates VI”) is the general partner of Index Ventures Life VI (Jersey) L.P. (“Index VI”).  Yucca is a co-investment vehicle that is contractually required to mirror the investment of Index VI and is an affiliate of Index Associates VI. As a result, Index Associates VI may be deemed to share voting and dispositive power over the shares of Common Stock of the Issuer held by Index VI and the tracking shares held by Yucca.

**                                  All percentage calculations set forth herein are based upon 15,257,503 outstanding shares of Common Stock as of February 11, 2014.

CUSIP No. 28226B104		13G

1.	Names of Reporting Persons Index Ventures Life VI (Jersey) L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,007,033 shares of Common Stock of the Issuer*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,007,033 shares of Common Stock of the Issuer*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,007,033 shares of Common Stock of the Issuer*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%**

12.	Type of Reporting Person PN

*                                         Index VI has sole voting and dispositive control over these shares of Common Stock, except that Index Associates VI, the general partner of Index VI, may be deemed to share the right to direct the voting and dispositive control over such shares.

**                                  All percentage calculations set forth herein are based upon 15,257,503 outstanding shares of Common Stock as of February 11, 2014.

CUSIP No. 28226B104	13G

SCHEDULE 13G

Item 1(a).	Name of Issuer: Egalet Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 460 East Swedesford Road, Suite 1050 Wayne, Pennsylvania 19087

Item 2(a).

Name of Person Filing:
(i) Index Venture Associates III Limited
(ii) Index Ventures III (Delaware) L.P.
(iii) Index Ventures III (Jersey) L.P.
(iv) Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.
(v) Yucca (Jersey) SLP
(vi) Index Venture Life Associates VI Limited
(vii) Index Ventures Life VI (Jersey) L.P.

Item 2(b).

Address of Principal Business Office:
(i) No. 1 Seaton Place, St. Helier, Jersey, Channel Islands, JE4 8YJ

(ii) No. 1 Seaton Place, St. Helier, Jersey, Channel Islands, JE4 8YJ

(iii) No. 1 Seaton Place, St. Helier, Jersey, Channel Islands, JE4 8YJ

(iv) No. 1 Seaton Place, St. Helier, Jersey, Channel Islands, JE4 8YJ

(v) Ogier House, The Esplanade, St Helier, Jersey, Channel Islands, JE4 9WG

(vi) Ogier House, The Esplanade, St Helier, Jersey, Channel Islands, JE4 9WG

(vii) Ogier House, The Esplanade, St Helier, Jersey, Channel Islands, JE4 9WG

Item 2(c).	Citizenship: (i) Jersey (ii) Jersey (iii) Jersey (iv) Jersey (v) Jersey (vi) Jersey (vii) Jersey
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001
Item 2(e)	CUSIP Number: 28226B104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 28226B104	13G

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of February 11, 2014 and the ownership percentages are based upon 15,257,503 outstanding shares of common stock of the Issuer (“Common Stock”) as of the same date.

Index Ventures III (Delaware) L.P. (“Delaware”) is the record owner of 867,096 shares of Common Stock, Index Ventures III (Jersey) L.P. (“Jersey”) is the record owner of 426,848 shares of Common Stock, and Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. (“Index PEF”, and collectively with Delaware and Jersey, the “Index III Funds”) is the record owner of 15,443 shares of Common Stock. As the general partner of the Index III Funds, Index Venture Associates III Limited (“Index Associates III”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index III Funds.

Index Ventures Life VI (Jersey) L.P. (“Index VI”) is the record owner of 1,007,033 shares of Common Stock. As the general partner of Index VI, Index Venture Life Associates VI Limited (“Index Associates VI”) may be deemed to have shared dispositive power and shared voting power over the shares owned by Index VI.

Yucca (Jersey) SLP (“Yucca”) is the record owner of 25,891 shares of Common Stock. Yucca is a co-investment vehicle that is contractually required to mirror the investments of the Index III Funds and Index VI. As a result, Index Associates III and Index Associates VI may be deemed to share the right to direct the voting and dispositive control over the shares held by Yucca which track the investments of the Index III Funds and Index VI, respectively, by virtue of their shared dispositive power over and shared voting power over the shares owned by the Index III Funds and Index VI, respectively.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2014

INDEX VENTURE ASSOCIATES III LIMITED

	By:	/s/ Ian Henderson
		Name:	Ian Henderson
		Title:	Director

	By:	/s/ Nigel Greenwood
		Name:	Nigel Greenwood
		Title:	Director

INDEX VENTURES III (DELAWARE) L.P.

By: Index Venture Associates III Limited, its general partner

	By:	/s/ Ian Henderson
		Name:	Ian Henderson
		Title:	Director

	By:	/s/ Nigel Greenwood
		Name:	Nigel Greenwood
		Title:	Director

INDEX VENTURES III (JERSEY) L.P.
By: Index Venture Associates III Limited, its general partner

	By:	/s/ Ian Henderson
		Name:	Ian Henderson
		Title:	Director

	By:	/s/ Nigel Greenwood
		Name:	Nigel Greenwood
		Title:	Director

INDEX VENTURES III PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By: Index Venture Associates III Limited, its general partner

By:	/s/ Ian Henderson
	Name:	Ian Henderson
	Title:	Director

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

YUCCA (JERSEY) SLP
By: Ogier Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as Administrator of the Index Co-Invest Scheme

By:	/s/ Giles Johnstone-Scott
	Name:	Giles Johnstone-Scott
	Title:	Authorized Signatory

By:	/s/ Charles Le Cornu
	Name:	Charles Le Cornu
	Title:	Authorized Signatory

INDEX VENTURE LIFE ASSOCIATES VI LIMITED

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

By:	/s/ Paul Willing
	Name:	Paul Willing
	Title:	Director

INDEX VENTURES LIFE VI (JERSEY) L.P.
By: Index Venture Life Associates VI Limited, its general partner

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

By:	/s/ Paul Willing
	Name:	Paul Willing
	Title:	Director

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Joint Filing Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: February 21, 2014

INDEX VENTURE ASSOCIATES III LIMITED

	By:	/s/ Ian Henderson
		Name:	Ian Henderson
		Title:	Director

	By:	/s/ Nigel Greenwood
		Name:	Nigel Greenwood
		Title:	Director

INDEX VENTURES III (DELAWARE) L.P.

By: Index Venture Associates III Limited, its general partner

	By:	/s/ Ian Henderson
		Name:	Ian Henderson
		Title:	Director

	By:	/s/ Nigel Greenwood
		Name:	Nigel Greenwood
		Title:	Director

INDEX VENTURES III (JERSEY) L.P.
By: Index Venture Associates III Limited, its general partner

By:	/s/ Ian Henderson
	Name:	Ian Henderson
	Title:	Director

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURES III PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By: Index Venture Associates III Limited, its general partner

By:	/s/ Ian Henderson
	Name:	Ian Henderson
	Title:	Director

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

YUCCA (JERSEY) SLP
By: Ogier Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as Administrator of the Index Co-Invest Scheme

By:	/s/ Giles Johnstone-Scott
	Name:	Giles Johnstone-Scott
	Title:	Authorized Signatory

By:	/s/ Charles Le Cornu
	Name:	Charles Le Cornu
	Title:	Authorized Signatory

INDEX VENTURE LIFE ASSOCIATES VI LIMITED

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

By:	/s/ Paul Willing
	Name:	Paul Willing
	Title:	Director

INDEX VENTURES LIFE VI (JERSEY) L.P.
By: Index Venture Life Associates VI Limited, its general partner

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

By:	/s/ Paul Willing
	Name:	Paul Willing
	Title:	Director